Exhibit 21.1

Principal Subsidiaries and VIEs of the Registrant

Principal Subsidiaries	Place of Incorporation
Kingsoft Cloud Corporation Limited	Hong Kong
Kingsoft Cloud INC.	The United States
Beijing Kingsoft Cloud Technology Co., Ltd.	PRC
Beijing Yunxiang Zhisheng Technology Co., Ltd.	PRC
Nanyang Kingsoft Cloud Network Technology Co., Ltd.	PRC

VIE	Place of Incorporation
Zhuhai Kingsoft Cloud Technology Co., Ltd.	PRC
Kingsoft Cloud (Beijing) Information Technology Co., Ltd.	PRC